1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2005
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F ☑                    Form 40-F ☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                    )

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website ”www.spil.com.tw”
Siliconware Precision Industries Reports 27.5% Revenues Growth and
EPS of NT $0.93 or EPADS of US $ 0.14 for 3Q 2005
Taichung, Taiwan, Oct 25, 2005—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 3Q 2005 was NT$ 11,529 million, representing 27.5% increase QoQ and 28.9% increase compared to the same period of year 2004.
SPIL reported a net income of NT$ 2,131 million in 3Q 2005, compared with a net income of NT$ 1,292 million in 2Q 2005 and a net income of NT$ 1,088 million in 3Q 2004.
SPIL reported its sales revenue for the nine-month period ended Sept 30, 2005 were NT$ 28,551 million, up 10.2 % compared to the same period of 2004.
For the nine-month period ended Sept 30, 2005 net income was NT$ 4,619 million, compared with a net income of NT$ 3,946 million for the same period of 2004.
Unconsolidated 3Q 2005 Financial Results
➢    Net revenue was NT$ 11,529 million, of which NT$ 10,476 million was from assembly business and NT$ 1,053 million was from testing business.
➢    Cost of goods sold was NT$ 8,900 million, and gross profit was NT$ 2,628 million, representing a gross margin of 22.8%.
➢    Operating expenses were NT$ 574 million, including selling expenses of NT$ 156 million, administrative expenses of NT$ 206 million, and R& D expenses of NT$ 212 million. Operating profit was NT$ 2,054 million, representing an operating margin of 17.8% vs 12.3% in 2Q 2005.
➢    Net interest expense for this quarter was NT$ 13 million.
➢    Net income was NT$ 2,131 million, compared with a net income of NT$ 1,292 million in 2Q 2005.
➢    Earnings per ordinary share for this quarter was NT$ 0.93, or earnings per ADS of US$ 0.14. Total weighted average outstanding shares for 3Q 2005 were 2,282,423 thousand shares.

SPIL 3Q 05	1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
➢    Capital spending in 3Q 2005 totaled NT$ 2,481 million, in which NT$ 1,409 million were spent on assembly equipment, and NT$ 1,072 million were spent on testing equipment.
➢    The depreciation expenses in 3Q 2005 were NT$ 1,477 million, in which NT$ 953 million were from assembly business and NT$ 524 million were from testing business.
Assembly Operation
➢    BGA revenues accounted for 42% of total revenues, up from 40% in previous quarter; wafer bumping and FCBGA accounted for 12%, down from 13% in previous quarter; QFP revenues accounted for 21%, down from 23% in previous quarter; and SO revenues accounted for 9%, down from 10% in previous quarter. Testing service generated 9% of total revenues in 3Q 2005.
➢    The average assembly utilization rate was 100% in 3Q 2005.
Testing Operation
➢    The average testing utilization rate was 93% in 3Q 2005.

SPIL 3Q 05	2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2003 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and nine months ended Sept 30, 2005 reflect our gains or losses attributable to the third quarter and first nine months, respectively, of 2005 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the nine months, ended Sept 30, 2005, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 3Q 05	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Sept 30, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30,2005			Sept 30,2004		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	277,567	9,223,537	15	9,147,692	16	75,845	1
Short-term investments				1,951,598	3	(1,951,598)	-100
Accounts receivable	238,765	7,934,159	13	5,830,865	10	2,103,294	36
Inventories	74,181	2,465,044	4	1,946,178	3	518,866	27
Other current assets	59,212	1,967,608	3	1,717,541	3	250,067	15

Total current assets	649,725	21,590,348	35	20,593,874	35	996,474	5

Long-term investments	283,800	9,430,661	15	8,909,975	15	520,686	6
Fixed assets	1,511,750	50,235,439	83	46,693,983	79	3,541,456	8
Less accumulated depreciation	(680,333)	(22,607,473)	-37	(20,123,018)	-34	(2,484,455)	12

Net fixed assets	831,416	27,627,966	46	26,570,965	45	1,057,001	4

Other assets	79,244	2,633,273	4	2,698,394	5	(65,121)	-2

Total Assets	1,844,184	61,282,248	100	58,773,208	100	2,509,040	4

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities

Accounts payable	131,453	4,368,190	7	1,904,725	3	2,463,465	129
Current portion of long-term debt	51,240	1,702,700	3	3,970,000	7	(2,267,300)	-57
Other current liabilities	99,836	3,317,547	5	2,263,182	4	1,054,365	47
Bonds payable	353,432	11,744,558	19	12,320,654	21	(576,096)	-5
Long term loans	100,308	3,333,229	5	5,031,457	8	(1,698,228)	-34
Other liabilities	1,155	38,369		1,083		37,286	3443

Total Liabilities	737,424	24,504,593	39	25,491,101	43	(986,508)	-4

Stockholders’ Equity

Capital stock	696,730	23,152,325	38	21,050,731	36	2,101,594	10
Capital reserve	259,687	8,629,412	14	8,324,657	14	304,755	4
Legal reserve	35,483	1,179,104	2	750,886	1	428,218	57
Special reserve	4,245	141,053				141,053
Retained earnings	140,239	4,660,155	8	3,984,718	7	675,437	17
Unrealized long-term investment loss	(7)	(231)				(231)
Cumulated translation adjustment	(5,081)	(168,833)		(34,701)		(134,132)	387
Treasury stock	(24,536)	(815,330)	-1	(794,184)	-1	(21,146)	3

Total Equity	1,106,761	36,777,655	61	33,282,107	57	3,495,548	11

Total Liabilities & Shareholders’ Equity	1,844,184	61,282,248	100	58,773,208	100	2,509,040	4

Forex ( NT$ per US$ )		33.230

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30						Sequential Comparison
		3Q 2005			3Q 2004	YOY	3Q 2005	2Q 2005	QOQ
	USD	NTD		%	NTD	change %	NTD	NTD	change %

Revenues	346,943		11,528,913	100.0	8,945,679	28.9	11,528,913	9,040,455	27.5
Cost of Goods Sold	(267,844)		(8,900,443)	-77.2	(7,258,596)	22.6	(8,900,443)	(7,403,927)	20.2

Gross Profit	79,099		2,628,470	22.8	1,687,083	55.8	2,628,470	1,636,528	60.6

Operating Expenses
Selling Expenses	(4,705)		(156,342)	-1.4	(145,377)	7.5	(156,342)	(134,324)	16.4
Administrative Expenses	(6,209)		(206,319)	-1.8	(174,044)	18.5	(206,319)	(191,755)	7.6
Research and Development Expenses	(6,372)		(211,739)	-1.8	(199,062)	6.4	(211,739)	(199,405)	6.2

	(17,286)		(574,400)	-5.0	(518,483)	10.8	(574,400)	(525,484)	9.3

Operating Income	61,814		2,054,070	17.8	1,168,600	75.8	2,054,070	1,111,044	84.9

Non-operating Income	4,852		161,226	1.4	114,850	40.4	161,226	202,921	-20.5
Non-operating Expenses	(2,650)		(88,046)	-0.8	(257,372)	-65.8	(88,046)	(29,264)	200.9

Income from Continuing Operations before Income Tax	64,016		2,127,250	18.5	1,026,078	107.3	2,127,250	1,284,701	65.6
Income Tax Credit (Expenses)	110		3,667		62,076	-94.1	3,667	7,249	-49.4

Net Income	64,126		2,130,917	18.5	1,088,154	95.8	2,130,917	1,291,950	64.9

Earnings Per Common Share		NT$	0.93		NT$0.49			NT$0.61

Earnings Per ADS		US$	0.14		US$0.07			US$0.10

Weighted Average Number of Shares Outstanding(‘k)			2,282,423		2,215,736			2,109,332

Forex ( NT$ per US$)			33.23		34.03			31.67

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Nine Months Ended Sept 30, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2005 and 2004
	2005			2004	YOY
	USD	NTD	%	NTD	Change %

Net Sales	859,198	28,551,158	100.0	25,905,779	10.2
Cost of Goods Sold	(695,272)	(23,103,880)	-80.9	(20,975,135)	10.1

Gross Profit	163,927	5,447,278	19.1	4,930,644	10.5

Operating Expenses
Selling expenses	(12,793)	(425,100)	-1.5	(424,319)	0.2
Administrative expenses	(17,642)	(586,244)	-2.1	(520,246)	12.7
Research and development expenses	(18,367)	(610,334)	-2.1	(538,627)	13.3

	(48,802)	(1,621,678)	-5.7	(1,483,192)	9.3

Operating Income	115,125	3,825,600	13.4	3,447,452	11.0

Non-operating Income	15,918	528,940	1.9	709,116	-25.4
Non-operating Expenses	(13,308)	(442,237)	-1.5	(661,525)	-33.1

Income Before Income Tax	117,734	3,912,303	13.7	3,495,043	11.9
Income Tax Credit (Expenses)	1,681	55,864	0.2	451,021	-87.6

Net Income from Continuing Operations	119,415	3,968,167	13.9	3,946,064	0.6
Cumulative Effect of Changes in Accounting Principle	19,576	650,508	2.3

Net Income	138,991	4,618,675	16.2	3,946,064	17.0

Earnings Per Common Share		NT$2.03		NT$1.78

Earnings Per ADS		US$0.31		US$0.26

Weighted Average Number of Shares Outstanding(‘k)		2,282,423		2,215,736

Forex ( NT$ per US$)		33.23		34.03

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 9 Months Ended on Sept 30, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2005		9 months, 2004
	USD	NTD	NTD
Cash Flows from Operating Activities:

Net income	138,991	4,618,675	3,946,064
Depreciation	131,407	4,366,652	4,132,879
Amortization	11,262	374,248	303,863
Long-term investment loss (gain) recognized by equity method	(20,293)	(674,326)	(243,130)
Cash dividends received from long-term investment under equity method	5,983	198,805
Compensation interest payable on bonds payable	3,113	103,436	136,998
Foreign currency exchange loss on bonds payable	15,703	521,808	153,894
Change in working capital & others	(21,453)	(712,890)	(2,364,763)

Net cash flows provided from operating activities	264,713	8,796,408	6,065,805

Cash Flows from Investing Activities:

Acquisition of property, plant, and equipment	(152,747)	(5,075,782)	(7,574,206)
Proceeds from disposal (payment ) of short-term investment	58,870	1,956,250	(1,949,000)
Payment for long-term investment	(4,726)	(157,050)	(295,653)
Proceeds from disposal of long-term investment	1,549	51,487	640,606
Payment for deferred charges/other changes	(6,842)	(227,347)	(275,654)

Net cash used in investing activities	(103,895)	(3,452,442)	(9,453,907)

Cash Flows from Financing Activities:

Repayment of long-term loan	(87,872)	(2,920,000)	(2,573,080)
Repayment of bonds payable	(24,075)	(800,000)	(1,483,391)
Proceeds from bonds payable			6,646,000
Cash dividends distributed to shareholders and employees’s bonus	(52,941)	(1,759,232)	(736,712)
Remuneration of directors and supervisiors’ bonus	(2,235)	(74,258)	(57,153)
Proceeds from disposing treasury stock/other charges	3,164	105,125	145,688

Net cash provided from financing activities	(163,959)	(5,448,365)	1,941,352

Net increase (decrease) in cash and cash equivalents	(3,142)	(104,399)	(1,446,750)

Cash and cash equivalents at beginning of period	280,708	9,327,936	10,594,442

Cash and cash equivalents at end of period	277,567	9,223,537	9,147,692

Forex ( NT$ per US$ )		33.23

(1)	: All figures are under ROC GAAP.

SIGNATURES
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: October 25 ,2005	By:	/s/ Eva Chen
Eva Chen Chief Financial Officer